Paul Kinsella
617-951-7921
617-235-0822 fax
paul.kinsella@ropesgray.com

December 12, 2018

BY FEDEX AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Thomas Jones, Staff Attorney

Re:	TransMedics Group, Inc.

Draft Registration Statement on Form S-1

Submitted on October 19, 2018

CIK No. 0001756262

Ladies and Gentlemen:

On behalf of TransMedics Group, Inc. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above-referenced draft registration statement (the “Registration Statement”) relating to the offering of shares of its common stock. Marked copies, which show changes from the Registration Statement as confidentially submitted on October 19, 2018, are being furnished supplementally for the convenience of the staff of the Division of Corporation Finance (the “Staff”) of the Commission. The Registration Statement has been revised in response to the Staff’s comments and generally updates other information.

In addition, we are providing the following responses to the comment letter from the Staff dated November 15, 2018 regarding the Registration Statement. To assist your review, we have presented the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Company.

Industry and Market Data, page ii

1.	Please tell us whether you commissioned any of the third-party data included in your registration statement.

Response to Comment 1:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has not commissioned any of the third-party data included in the Registration Statement.

Our Business, page 1

2.

We note your disclosure that you have developed a “substantial” body of clinical evidence supporting effectiveness and safety of your OCS product. Since efficacy and safety are determinations within the authority of the FDA, it is not appropriate to make these claims to the extent you have not received approval for certain indications discussed. You may describe the primary and secondary endpoints of any clinical trials, provide data indicating the achievement of the endpoints and any statistical measures relating to the significance of the data.

Ropes & Gray LLP

Response to Comment 2:

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 6, 107 and 110 of Amendment No. 1.

3.	Please provide a more detailed discussion of underlying assumptions used in your addressable market calculation.

Response to Comment 3:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it believes the assumptions for the potential annual estimated addressable commercial opportunity for each of the OCS Lung, OCS Heart and OCS Liver are set forth on pages 99-102 of Amendment No. 1.

The Company respectfully advises the Staff that it has estimated its potential annual addressable commercial opportunity by (i) identifying the potential total pool of organ donors annually based on historic data, (ii) estimating the percentage of this total donor pool for which the Company’s Organ Care System (“OCS”) could potentially be utilized for organ transplantation and (iii) multiplying the number of donor organs for which the OCS could potentially be utilized by an estimated price per OCS disposable set.

Specifically, the Company estimates that the potential total pool of organ donors, comprised of donors whose organs are donated after brain death (“DBD”) or donated after circulatory death (“DCD”), is approximately 67,000 annually in the United States, Canada, the European Union and Australia, which the Company refers to as its key geographies. This estimate is based on historic data for the number of actual DBD and DCD donors annually in the key geographies from whom at least one organ, including kidneys, livers, hearts, lungs, pancreases or small bowels, was recovered for the purpose of transplantation, plus the Company’s estimate of the number of potential, but currently unutilized, DCD donors in those same geographies based on peer-reviewed published data.

To estimate the percentage of this potential total pool of donors for which the Company believes the OCS could be utilized for organ transplantation annually, the Company assumed utilization rates observed in its clinical trials and, in the case of OCS Heart, its commercial experience outside of the United States, and it applied the applicable utilization rates for each of lung, heart and liver to the portion of the potential donor pool that is currently unutilized for transplantation. These utilization rates are set forth on pages 99-102 of Amendment No. 1. In addition, the Company included currently utilized lungs, hearts and livers in the potential annual addressable commercial opportunity.

Finally, the Company applied an estimated price per OCS disposable set based on its experience with pricing OCS disposable sets during its most recent clinical trials.

Risks Associated with Our Business, page 7

4.	Please revise the first bullet point in this section to quantify your operating losses for the most recent period and your total accumulated deficit.

Response to Comment 4:

In response to the Staff’s comment, the Company has revised the disclosure on page 7 of Amendment No. 1.

Implications of Being an Emerging Growth Company and Smaller Reporting Company, page 8

5.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment 5:

The Company respectfully advises the Staff that on the date hereof it is supplementally providing all written communications, as defined in Rule 405 of the Securities Act of 1933, as amended (the “Securities Act”), that it has presented or intends to present to potential investors in reliance on Section 5(d) of the Securities Act. To the extent the Company provides additional written communication to potential investors, the Company will supplementally provide the Staff with copies of all such written communications.

Our existing and any future indebtedness…, page 15

6.	Please describe the applicable covenants from your credit agreement with more specificity and include a discussion of the potential risks relating to the financial covenant mentioned on page 80.

Response to Comment 6:

In response to the Staff’s comment, the Company has revised the disclosure on pages 15 and 16 of Amendment No. 1.

Use of Proceeds, page 55

7.

Please provide more specific disclosure regarding the intended advancements in clinical trials and the continued development and commercialization of your OCS products. As examples only, provide more detail regarding the clinical trials you plan to pursue, whether new or existing, whether you believe the proceeds will be sufficient to complete the clinical trials, and how you intend to continue developing your products.

Ropes & Gray LLP

Response to Comment 7:

In response to the Staff’s comment, the Company has revised the disclosure on pages 10 and 56 of Amendment No. 1.

Dilution, page 60

8.	Please expand to disclose how the amounts and percentages in the second table would change assuming the exercise of all outstanding options and warrants.

Response to Comment 8:

In response to the Staff’s comment, the Company has revised the disclosure on pages 63 and 64 of Amendment No. 1.

Net Revenue, page 72

9.

Revise here and on page 75 to provide the relative growth rate in revenue of consoles versus disposable sets for each of the three OCS product classes. Also, quantify the extent to which change in price for each OCS product class affected your revenue.

Response to Comment 9:

In response to the Staff’s comment, the Company has revised the disclosure on pages 74, 75 and 78 of Amendment No. 1.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in lieu of disclosing the growth rates in revenue for disposable sets for each OCS product, it has included a table of the net revenue amounts for each of OCS Lung, OCS Heart and OCS Liver for each reporting period, which will allow investors to calculate the growth rates in revenue for each OCS product. In addition, the Company has provided explanations for the changes reflected in such net revenue table for each reporting period.

The Company advises the Staff that during the fiscal years ended December 31, 2016 and December 30, 2017 and the fiscal nine months ended September 29, 2018, there were no sales of OCS Consoles, as now disclosed in Amendment No. 1, and that implied rental income from OCS Consoles loaned to customers was insignificant in each reporting period, as disclosed in Amendment No. 1.

By disclosing both net revenue by geography and net revenue by OCS product, the Company believes it has provided potential investors with sufficient information to understand the changes in and drivers of the net revenue of its business.

Stock-Based Compensation, page 84

10.

We note your disclosure on page 86 related to the stock options granted between January 1, 2017 and September 29, 2018. When pricing information for this offering is available, please tell us the significant reasons for any material differences between your last fair value determination and the mid-point of the estimated IPO price range.

Response to Comment 10:

The Company respectfully acknowledges the Staff’s comment and confirms that it will provide the requested information once the preliminary estimated offering price range has been determined.

Ropes & Gray LLP

Clinical Evidence, page 105

11.	Please tell us whether your studies or other studies or peer-reviewed articles have revealed any material disadvantages of your product.

Response to Comment 11:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it is not aware of any material disadvantages of its products revealed by its studies or other studies or peer-reviewed articles that have not been disclosed in the Registration Statement. For example, the Company notes that it has disclosed on pages 110 and 114 of Amendment No. 1 that the Company’s OCS Lung EXPAND Trial did not meet the trial’s primary effectiveness endpoint. In addition, although the results of the OCS Lung INSPIRE Trial were used by the Company to support its application for premarket approval (“PMA”) of the OCS Lung, which was approved by the U.S. Food and Drug Administration in March 2018, the OCS Lung PMA is conditioned on the Company undertaking two studies, the OCS Lung Thoracic Organ Perfusion Post-Approval Study and the OCS Lung INSPIRE Continuation Post-Approval Study, which are each described on pages 115 and 116 of Amendment No. 1.

The Company also notes that it has disclosed on page 18 of Amendment No. 1 that the cost of the OCS exceeds the cost of cold storage preservation, the current standard of care for organ transplantation, and that surgeons, transplant center program directors and private and public payors may decide that the benefits of the OCS do not outweigh its costs. In addition, the Company acknowledges that its OCS products are novel and discloses on page 18 of Amendment No. 1 that surgeons may be unwilling to undergo training to use the OCS, which is a potential disadvantage of the OCS as compared to the relatively simple method of cold storage preservation.

12.	Please tell us when you expect the study mentioned at the bottom of page 106 to be published.

Response to Comment 12:

The Company respectfully advises the Staff that it anticipates that the results of the OCS Lung EXPAND Trial will be published in the first half of 2019. In response to the Staff’s comment, the Company has revised the disclosure on page 110 of Amendment No. 1.

Patents and Trademarks, page 115

13.

Please distinguish between patents that you own and patents that you license. Ensure that the quantification of the patents that you license does not include patents that have expired, and tell us the significance to your business of the patents you license that have recently expired or will expire in 2018.

Response to Comment 13:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that is has revised the disclosure on page 120 of Amendment No. 1 to distinguish between patents that the Company owns and patents that it licenses. The Company also respectfully advises the Staff that the quantification in the Registration Statement of the patents that it licenses does not include patents that have expired and that the expiration of the licensed patents that recently expired or will expire in 2018 did not have a material effect on the Company’s business.

FDA Premarket Clearance and Approval Requirements, page 120

14.	Please clarify what you mean by “extended” and “standard” criteria.

Response to Comment 14:

In response to the Staff’s comment, the Company has revised the disclosure on pages 32, 33, 40, 125 and 127 of Amendment No. 1 to refer to “currently utilized” and “currently unutilized” donor organs, consistent with the other disclosure in the Registration Statement.

Ropes & Gray LLP

Underwriting, page 170

15.	Please specify the “certain other conditions” to the underwriters’ obligations mentioned in the second paragraph.

Response to Comment 15:

In response to the Staff’s comment, the Company has revised the disclosure on page 181 of Amendment No. 1 to clarify that there is a firm commitment by the underwriters to purchase all securities if any securities are purchased. The Company respectfully advises the Staff that, pursuant to Item 508 of Regulation S-K, the conditions precedent to the underwriters’ taking the securities in a firm commitment underwriting need not be described.

Relationships, page 171

16.	Please provide more specific information regarding the past relationships with the underwriters mentioned in the last paragraph on page 171.

Response to Comment 16:

The Company respectfully advises the Staff that each of Morgan Stanley & Co. LLC and Canaccord Genuity LLC (f/k/a Canaccord Adams Inc.) was named as a potential underwriter in TransMedics, Inc.’s draft registration statement on Form S-1 in 2007, which registration statement was withdrawn prior to effectiveness. No underwriting agreement was executed in connection with the withdrawn registration statement and neither Morgan Stanley & Co. LLC nor Canaccord Genuity LLC received any compensation in connection with the withdrawn registration statement. The Company is not aware of any other financial advisory or investment banking services that the underwriters or their affiliates have provided to the Company (except in connection with the offering), and the Company is not aware of any other material relationship between the underwriters or their affiliates and the Company. As a result, the Company believes it has disclosed all material relationships with the underwriters and their affiliates. The remainder of the relevant language in the Registration Statement is intended to indicate that the Company may engage the underwriters or their affiliates to perform such activities and services in the future. The Company has revised the disclosure on page 182 of Amendment No. 1 accordingly.

Note 2. Summary of Significant Accounting Policies

Property and Equipment, page F-12

17.	Please tell us how you determined that OCS Consoles have an estimated useful life of five years.

Response to Comment 17:

The Company respectfully advises the Staff that it determined that OCS Consoles have an estimated useful life of five years based on consideration of a number of factors, including the technical specifications of the product, the historical usage of the OCS Consoles in the field by customers and the Company’s future expectations.

The OCS Console was designed with specifications that ensure the components of the device can meet or exceed five years of usage, assuming approximately 50 organ preservations per year. All components of the OCS Console are specified to meet or exceed this goal in terms of usage. This five-year estimated life, assuming 50 organ preservations per year, is communicated to the customer in the Company’s technical user guide for the OCS Console.

The historical experience with the OCS Console in the field has also supported the Company’s expectation that the product has an estimated useful life of five years. There are currently OCS Consoles in the field that have been in use for periods ranging from four to six years. The Company has not seen any system failures or significant wear and tear in this time frame that would indicate that the previously noted technical specifications are not an accurate reflection of the useful life of the OCS Console.

Ropes & Gray LLP

Lastly, the Company expects that a next generation OCS Console will be developed that will replace the existing OCS Consoles. As disclosed in the Use of Proceeds section of Amendment No. 1, a portion of the proceeds from this offering will be used to develop a next generation OCS Console that, if successfully developed, will replace the existing console with newer technology, including, to some extent, smaller and lighter components and better data-communication features. The Company supplementally advises the Staff that it expects this next generation OCS Console to be available within the next three to five years and expects customers to adopt the newer OCS Console in that timeframe.

When considering all of these factors together, the Company concluded that a five-year estimated useful life was the most appropriate period over which to depreciate the OCS Console. Because the Company continually reassesses the useful life of the OCS Consoles that it has capitalized, it will continue to monitor the historical usage of the OCS Consoles in the field and the expected timeframe for a next generation system.

Inventory, page F-13

18.

You disclose that inventory is valued at the lower of cost or market value and that you establish provisions for excess and obsolete inventory. Please revise the policy to comply with the lower of cost or net realizable value requirements of ASC 330-10-35-1B. Additionally, revise to disclose how your accounting for excess or obsolete inventory complies with ASC 330-10-35-14 and SAB Topic 5.BB

Response to Comment 18:

In response to the Staff’s comment, the Company has revised the disclosure on pages 90 and F-14 of Amendment No. 1.

Revenue Recognition, page F-15

19.

You disclose that when you loan the OCS Console to customers you do not require minimum purchase commitments. Clarify if any of your sales agreements contain minimum purchase commitment. Please also tell us how you have determined the relative fair value allocated to the OCS Console deliverable in the multiple-element arrangement under ASC 605-25-15-3 and 15-3A.

Response to Comment 19:

In response to the Staff’s comment, the Company has revised the disclosure on pages 86 and F-18 of Amendment No. 1.

The Company respectfully advises the Staff that it determines the relative fair value allocated to the OCS Console in customer arrangements that include a loan of an OCS Console based on its best estimate of selling price (“BESP”), as disclosed on pages 86 and F-18 of Amendment No. 1, because it has been unable to establish a selling price for the lease deliverables (i.e., the OCS Console) using vendor-specific objective evidence or third-party evidence.

The Company supplementally advises the Staff that, in its determination of BESP, its consideration of discounting practices and price lists includes, in particular, (i) customer type (i.e., clinical trial vs. commercial), (ii) geography of the customer (i.e., U.S. vs. non-U.S.) and (iii) product type (i.e., lung, heart or liver). In addition, the Company advises the Staff that its determination of BESP is the same whether performed in connection with the separation and allocation of arrangement fee under either ASC 605, Revenue Recognition, or ASC 840, Leases.

Note 15. Segment Reporting and Geographic Data, page F-46

20.

You discuss throughout the filing that you have organ-specific disposable sets and OCS Consoles. We also see on page 72 that these classes of disposable sets have different selling prices and gross margins. Please revise the filing to provide product line disclosures for each class of the organ-specific disposable sets as required by ASC 280-10-50-40.

Ropes & Gray LLP

Response to Comment 20:

In response to the Staff’s comment, the Company has revised the disclosure on page F-47 of Amendment No. 1.

The Company respectfully advises the Staff that, in accordance with ASC 280-10-50-40, it has included a table that discloses the “revenue from external customers for each product…or each group of similar products” based on the financial information used to produce the consolidated financial statements. Such table discloses the net revenue amounts for each of OCS Lung, OCS Heart and OCS Liver for each reporting period.

*            *             *            *            *

Please do not hesitate to call me at 617-951-7921 or Tara Fisher at 617-235-4824 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Paul Kinsella

cc:     Waleed Hassanein (TransMedics Group, Inc.)

Tara Fisher (Ropes & Gray LLP)